UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: December 31, 1998
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                            ILX Resorts Incorporated
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                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                      2111 East Highland Avenue, Suite 210,
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                                Phoenix, AZ 85016
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                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The Registrant is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 1998 without unreasonable effort or expense because its independent accountants are unable to complete their audit of the registrant's financial statements. The registrant's accountants were only recently engaged and, as a result, they have not had ample time to complete their audit procedures.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Nina Lopez Gordian, Esq. (212)                  872-9881
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           (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                         [X] YES [ ] NO


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates earnings for the year ended December 31, 1998 to be $0.00 per share on a diluted basis as compared to $0.59 per share on a diluted basis for the year ended December 31, 1997. This reduction in earnings is attributable to low tour flow to the Company's South Bend sales office, coupled with high marketing costs, as the Company pursued start-up of alternative marketing approaches to generate tours to this office. Tours had previously been produced by an outside vendor who was terminated due to unethical business practices. Earnings were also unfavorably impacted by delays in opening Varsity Clubs of America - Tucson Chapter, and reduced closing rates at the Sedona sales office.

                            ILX RESORTS INCORPORATED
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 1999               By: /s/ Steve Morgan, Chief Financial Officer
                                       -----------------------------------------

                   [LETTERHEAD OF HANSEN, BARNETT & MAXWELL]





March 31, 1999

ILX Resorts Incorporated
2111 East Highland Avenue, Suite 210
Phoenix, AZ 85016

Due to delays caused by having to perform additional audit procedures on the beginning account balances of the Company and in having to prepare the Company's depreciation schedules, we will not be able to complete our audit by the filing due date. We are not aware of any issues that will preclude us from completing our audit by the extension date of April 15, 1999.

                                          HANSEN, BARNETT & MAXWELL